# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atara Biotherapeutics, Inc., CIK 0001604464
CUSIP: 046513107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320
Date of event which requires filing of this statement: 05/07/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002010692
Persons authorized to receive notices and communications: James Huang, Panacea Capital, 79 Science Park Drive, #04-05, Singapore, Singapore (U0), 118264, (86-21) 6176-1101

## Reporting persons
- Panacea Innovation Limited (CIK 0002010692): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,318,894; sole dispositive power 0; shared dispositive power 1,318,894; aggregate amount beneficially owned 1,318,894 (16.1% of the class)
- Panacea Venture Healthcare Fund II, L.P. (CIK 0001869939): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,011,000; sole dispositive power 0; shared dispositive power 1,011,000; aggregate amount beneficially owned 1,011,000 (12.4% of the class)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,011,000; sole dispositive power 0; shared dispositive power 1,011,000; aggregate amount beneficially owned 1,011,000 (12.4% of the class)
- Panacea Opportunity Fund I, L.P. (CIK 0001869966): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 307,899; sole dispositive power 0; shared dispositive power 307,899; aggregate amount beneficially owned 307,899 (3.8% of the class)
- Panacea Opportunity Fund I GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 307,899; sole dispositive power 0; shared dispositive power 307,899; aggregate amount beneficially owned 307,899 (3.8% of the class)
- James Huang (CIK 0001573160): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 1,318,894; sole dispositive power 0; shared dispositive power 1,318,894; aggregate amount beneficially owned 1,318,894 (16.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Atara Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320
Comment: This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 21, 2025 (as amended, the "Schedule 13D"), relating to the Common Stock. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

Panacea Venture Healthcare Fund II, L.P. is the record holder of 1,011,000 shares of Common Stock, and Panacea Opportunity Fund I, L.P. is the record holder of 307,894 shares of Common Stock. The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 8,178,114 shares of Common Stock outstanding as of March 10, 2026 as disclosed in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 2026.

James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd. and Panacea Opportunity Fund I GP Company, Ltd., which are the general partners of Panacea Venture Healthcare Fund II, L.P. and Panacea Opportunity Fund I, L.P., respectively. As a result, Panacea Venture Healthcare Fund II GP Company, Ltd. and Panacea Opportunity Fund I GP Company, Ltd. may be deemed to share beneficial ownership of the securities held of record by Panacea Venture Healthcare Fund II, L.P. and Panacea Opportunity Fund I, L.P., respectively. Panacea Innovation Limited and Mr. Huang may be deemed to share beneficial ownership of the securities beneficially owned by the foregoing entities, but each disclaims such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On May 7, 2026, Panacea Venture Healthcare Fund II, L.P. sold 313,446 shares of Common Stock in open market transactions at a weighted average price of $10.0975 per share. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Panacea Innovation Limited: /s/ James Huang, James Huang, Founding Managing Partner (05/11/2026)
- Panacea Venture Healthcare Fund II, L.P.: By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner By: Panacea Innovation Limited, its sole owner By: /s/ James Huang, James Huang, Founding Managing Partner (05/11/2026)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner By: /s/ James Huang, James Huang, Founding Managing Partner (05/11/2026)
- Panacea Opportunity Fund I, L.P.: By: Panacea Opportunity Fund I GP Company, Ltd., its general partner By: Panacea Innovation Limited, its sole owner By: /s/ James Huang, James Huang, Founding Managing Partner (05/11/2026)
- Panacea Opportunity Fund I GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner By: /s/ James Huang, James Huang, Founding Managing Partner (05/11/2026)
- James Huang: /s/ James Huang, James Huang (05/11/2026)